HELMERICH & PAYNE, INC.

HELMERICH & PAYNE INTERNATIONAL DRILLING CO.

1437 South Boulder Avenue, Suite 1400

Tulsa, Oklahoma 74119

February 13, 2019

Via EDGAR transmission

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3561

Re:                             Helmerich & Payne, Inc.

Registration Statement on Form S-4

Filed January 29, 2019

File No. 333-229398

Ladies and Gentlemen:

In connection with the above referenced Registration Statement (the “Registration Statement”) relating to the registration by Helmerich & Payne, Inc. (the “Issuer”) and Helmerich & Payne International Drilling Co., as the additional guarantor registrant (together with the Issuer, the “Registrants”) under the Securities Act of 1933, as amended (the “Securities Act”), of $487,148,000 aggregate principal amount of the Issuer’s 4.65% Senior Notes due 2025 (the “Exchange Notes”) to be offered by the Issuer in exchange (the “Exchange Offer”) for a like principal amount of the Issuer’s issued and outstanding 4.65% Senior Notes due 2025 and the guarantees of such Exchange Notes, the Registrants hereby confirm and represent as follows:

1.             The Registrants are registering the Exchange Offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) set forth in Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) and similar no-action letters (collectively, the “SEC No-Action Letters”).

2.             The Registrants have not entered into any arrangement or understanding with any person who will receive Exchange Notes in the Exchange Offer to distribute those Exchange Notes following completion of the Exchange Offer.  The Registrants are not aware of any person that will participate in the Exchange Offer with a view to distribute the Exchange Notes.

3.             The Registrants will disclose to each person participating in the Exchange Offer that if such participant acquires the Exchange Notes for the purpose of distributing them, such person (a) cannot rely on the Staff’s interpretive position expressed in the SEC No-Action Letters, and (b) must comply with the registration and prospectus delivery requirements of the Securities Act, in order to resell Exchange Notes, and be identified as an underwriter in the prospectus.

4.             The Registrants will include in the letter of transmittal an acknowledgement to be executed by each person participating in the Exchange Offer that such participant does not intend to engage in a distribution of the Exchange Notes. In addition, the Registrants will include in the letter of transmittal an acknowledgement for each person that is a broker-dealer exchanging securities it acquired for its own account as a result of market-making activities or other trading activities that such broker-dealer will satisfy any prospectus delivery requirements in connection with any resale of Exchange Notes received pursuant to the Exchange Offer. The letter of transmittal will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Please contact Jeremy L. Moore at (713) 229-1626 of Baker Botts L.L.P. with any questions or comments regarding the foregoing.

Very truly yours,

HELMERICH & PAYNE, INC.

By:	/s/ Debra R. Stockton
	Name:	Debra R. Stockton
	Title:	General Counsel and Corporate Secretary

HELMERICH & PAYNE INTERNATIONAL DRILLING CO.

By:	/s/ Debra R. Stockton
	Name:	Debra R. Stockton
	Title:	Secretary

cc:                                David L. Emmons

Jeremy L. Moore

Baker Botts L.L.P.